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02003976

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 05 2002

SEC FILE NUMBER
8- 16463

3/8/02 FV

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Planning Services, Corp.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 6th Avenue West
(No. and Street)

E. Northport, NY 11731
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Katz 631-261-7495
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald A Greene
(Name — *if individual, state last, first, middle name*)

20 Crossways Park North Woodbury NY 11797
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information**

## OATH OR AFFIRMATION

I, Arnold Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Planning Services, Corp., as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature]
Signature

President
Title

[signature]
Notary Public
RUDOLPH GREGOR
NOTARY PUBLIC OF NEW YORK
Suffolk County No. 52666615
Term Expires March 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

February 1, 2002

INVESTORS PLANNING SERVICES CORP.
641 6th Avenue W.
E. Northpart, NY 11731

Dear Mr. Katz:

In accordance with my engagement, I have examined the Balance Sheet of Investors Planning Services Corp. as of December 31, 2001 and the related Income Statement, Statement of Cash Flow, and Schedule of Computation of Net Capital for the year then ended. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records as I considered necessary in the circumstances.

In my opinion, the financial statements present fairly the financial position of Investors Planning Services Corp. as of December 31, 2001, and the results of its operations for the year then ended in conformity with generally accepted accounting principles consistently applied.

Respectfully, submitted,



Ronald A. Greene CPA

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

February 1, 2001

INVESTORS PLANNING SERVICES CORP.
641 6th Avenue W.
E. Northport, NY 11731

Dear Mr. Katz:

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, as amended, Investors Planning Services Corp. has as its collection agent the National Association of Security Dealers, Inc. It has a certification of exclusion from membership (Form SIPC-3) for the period from January 1, 2001 to December 31, 2001. The exclusion was mailed on January 5, 2002.

Investors Planning Services Corp. is not rquired to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and is exempt from Rule 15c as the Broker-Dealer does not hold any cash or securities of the customrs.

Respectfully submitted,



Ronald A. Greene CPA

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797

TEL. (516) 364-8282
FAX (516) 364-3717

February 1, 2002

INVESTORS PLANNING SERVICES CORP.
641 6th Avenue W.
E. Northport, NY 11731

Dear Mr. Katz:

During the course of my examination of Investors Planning Services Corp., no material inadequacies were found to exist. There was no material difference between the auditied computation of net campital and the unaudited Part 11A report issued to you.

Respectfully submitted,



Ronald A. Greene CPA

INVESTORS PLANNING SERVICES CORP.
BALANCE SHEET
AS OF DECEMBER 31, 2001

## ASSETS

### CURRENT ASSETS

| | | |
|---|---|---|
| Cash in Checking Account | $ 5,812 | |
| Mutual Funds | 25,806 | |
| Commissions Receivable | 26,190 | |
| TOTAL ASSETS | | $ 57,808 |

## LIABILITIES & STOCKHOLDERS EQUITY

### CURRENT LIABILITIES

| | | |
|---|---|---|
| Commissions Payable | | $ 22,988 |

### STOCKHOLDERS EQUITY

| | | |
|---|---|---|
| Capital Stock | $ 10,000 | |
| Paid In Surplus | 5,405 | |
| Retained Earnings | 19,415 | |
| TOTAL STOCKHOLDERS EQUITY | | 34,820 |
| TOTAL LIABILITIES & STOCKHOLDERS EQUITY | | $ 57,808 |

**INVESTORS PLANNING SERVICES CORP**
Statement of Revenue and Expense

| | 12 Months Ended Dec. 31, 2001 |
|---|---|
| **Income** | |
| Commission Income | 153,055 |
| Interest Income | 76 |
| Miscellaneous Income | 38 |
| Gain (Loss) on Funds | (1,852) |
| Dividend Income | 34 |
| **Total Income** | 151,351 |
| Operating Exp (See Sch) | 131,936 |
| **Net Income (Loss)** | $ 19,415 |

**INVESTORS PLANNING SERVICES CORP**
Statement of Revenue and Expense

| | 12 Months Ended Dec. 31, 2001 |
|---|---|
| **Operating Expenses** | |
| NASD Fees | $ 1,930 |
| Officers Salary | 12,000 |
| Postage | 802 |
| Printing | 443 |
| Accounting | 1,028 |
| Legal | 420 |
| Legal Compliance | 1,000 |
| SEP/IRA | 1,050 |
| Payroll Taxes | 1,189 |
| Telephone | 2,739 |
| Web Site Fee | 70 |
| Work Clothes | 524 |
| Christmas Expenses | 240 |
| Continuing Ed Courses | 533 |
| Corporation Taxes | 50 |
| Entertainment | 300 |
| Florida Fees | 70 |
| Promotion | 195 |
| Seminars | 400 |
| Service Charges | 22 |
| Subscriptions | 175 |
| Bond Fund Fee | 458 |
| Business Meeting | 904 |
| Office Expenses | 1,097 |
| AOL Exenses | 238 |
| Commissions | 104,059 |
| Total Operating Expenses | $ 131,936 |

# INVESTORS PLANNING SERVICES CORP.
## STATEMENT OF RETAINED EARNINGS
## FOR THE YEAR ENDED DECEMBER 31,2001

| | |
|---|---|
| Retained Earnings - January 1, 2001 | $ 0 |
| Net Income for the Year Ended December 31, 2001 | 19,415 |
| Retained Earnings - December 31, 2001 | $ 19,415 |

INVESTORS PLANNING SERVICES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Income | | $ 19415 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase/ decrease in assets: | | |
| Commissions Receivable | (26,190) | |
| Increase/ decrease in liabilities: | | |
| Commissions Payable | 22,988 | |
| Total Adjustments | | (3,202) |
| Net Cash Provided by Operating Activities | | 16,213 |
| Cash Flows from Financing Activities: | | |
| Capital contributied | 5,405 | |
| Proceeds from issuing capital stock | 10,000 | |
| Net Cash Flows from Financing Activities | | 15,405 |
| Net Increase in Cash and Cash equivalents | | 31,618 |
| Cash and Cash Equivalents January 1, 2001 | | 0 |
| Cash and Cash Equivalents December 31, 2001 | | $ 31,628 |

INVESTORS PLANNING SERVICES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Capital - December 31, 2001 | $ 34,820 |
| Deduct: 30% of securities | 0 |
| Net Capital | $ 34,820 |
| Net Capital above the Minimum Requirement | $ 29,820 |
| Excess Net Capital | $ 32,521 |